

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 19, 2011

William A. Hawkins
Chairman and Chief Executive Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

>      **Re:     Medtronic, Inc.**
>              **Form 10-K for the Fiscal Year Ended April 30, 2010**
>              **Filed June 29, 2010**
>              **File No. 1-07707**

Dear Mr. Hawkins:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  It appears from your website that your subsidiary, Medtronic Mediterranean SAL, operates in Iran, Sudan, and Syria, and that your products are available in two clinics in Iran. We note October 2009 public information indicating that you operate in Latin America, a region that can be understood to include Cuba. We note also your reference to donations to Cuba, in your letter to us dated September 14, 2006. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and assets or export controls. Please describe to us your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your letter to us dated September 14, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced

countries or entities controlled by them.

2.  Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.  If you need further assistance, you may contact me at (202) 551-3470.

Sincerely,


Cecilia Blye, Chief
Office of Global Security Risk

cc:     Amanda Ravitz
       Assistant Director
       Division of Corporation Finance